Mail Stop 6010

February 12, 2007

Via U.S. Mail and Facsimile to (905) 403-6450

Edward MacNeil
Interim Chief Financial Officer
Imax Corporation
2525 Speakman Drive
Mississauga, Ontario, Canada

        Re: **Imax Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 9, 2006
               Form 10-Q for the Fiscal Quarter Ended September 30, 2006
               File No. 000-24216

Dear Mr. MacNeil:

        We have reviewed your response dated December 12, 2006 and additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page

Sales Backlog, page 32

1.   Please refer to prior comment 1. We note that you enter into joint box-office sharing arrangements, where you receive a large portion of a theater's box office revenue in exchange for contributing the systems components to the theater. If material, revise revenue recognition in future filings to disclose.

Note 2. Summary of Significant Accounting Policies, page 61

(n) Revenue Recognition, page 64

2.   Please refer to prior comments 6 and 7. FASB Concept Statement 5, footnote 51, defines the earnings process and notes that "earnings in this sense is a technical term that refers to the activities that give rise to the revenue - purchasing, manufacturing, selling, rendering service, delivering goods, allowing others to use enterprise assets, the occurrence of an event specified in a contract, and so forth" [emphasis added]. Paragraph 83(b) states "revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues." We note from your response that you consider the following theater components, (i) projection and sound system; (ii) screen system; and (iii) glass cleaning system to be separate deliverables under EITF 00-21. Explain why the theater system is not your deliverable, since that is what you are contractually obligated to deliver.

3.   Not withstanding the above, we note that you consider the theater components to be separate deliverables since you believe each meets the criteria outlined in paragraph 9 EITF 00-21. Please address the following:

    •   Tell us whether the customer is legally precluded from reselling the system under the terms of the contract. If so, please explain how the criterion discussed in paragraph 9.a of the EITF 00-21, which states "the customer could resell the delivered item(s) on a standalone basis" is met.
    •   If the customer is able to resell the system to a third-party, discuss whether the subsequent buyer would have viable installation alternatives other than from IMAX. Refer to Example 6 of the Appendix to EITF 00-21.
    •   We note that your performance depends on the performance of others, such as the customer and sub-contractors. Specifically, we note that you cannot commence installation of the system until all facility construction and services as called for in the contract are substantially complete. Explain how the criteria in paragraph 9.c of EITF 00-21, which states, "performance of the undelivered items is considered probable and substantially in control of the

> vendor," would be met if your performance depends on the interior theater space being completed by others.
> - Tell us whether you ship components to designated storage sites if the theater interior is not complete. If so, explain how you recognize revenue for these components stored at off-site storage facilities.
> - We may have additional comments after reviewing your response.

4. Regarding your lease agreements, we note that since you believe SFAS 13 is "silent as to whether multiple pieces of equipment covered by a single master lease agreement should be viewed separately or bundled together or viewed as one lease for purpose of recognition, you follow the guidance in EITF 00-21. However, we note that in paragraph 4 of EITF 00-21 the taskforce acknowledged that SFAS 13 represents a "higher-level authoritative literature." This is further clarified in footnote 3 to paragraph 4.a (ii) of EITF 00-21, which states that leased assets are required to be accounted for separately under the guidance of SFAS 13 and indicates that the guidance in SFAS 13 would be applied to separate any non-SFAS 13 deliverables, such as maintenance, etc., from the leased equipment and to allocate the related arrangement consideration to those deliverable. Further we note that the EITF specifically indicated that EITF 00-21 would only be applied to further separate any non-SFAS 13 deliverables and to allocate the related arrangement consideration.

   - Tell us how you considered the guidance in paragraph 4, including footnote 3, in reaching your conclusion.
   - As we note from your sample contract that you have contracted to lease equipment, inclusive of a projector, sound system, a screen and 3-D glasses cleaning machine, explain to us why you would not account for the leased equipment deliverable pursuant to the guidance in paragraphs 17 or 19 of SFAS 13, as applicable.
   - Further, as we note that the arrangement does not include real estate, tell why you believe the guidance in paragraph 27 would be applicable.

5. Please refer to prior comment 14. We note that the sample contract, provided as an exhibit, includes a definition of "Date of Acceptance" as "the earlier of (a) the date on which IMAX certifies to Client and Client is in agreement (which agreement will not be unreasonably withheld or delayed) that the training of personnel, installation and run-in testing of the System is complete; (b) the date on which the Theater is opened to the public; and (c) a specified date agreed to by the Company and the customer." We also note that you document the acceptance by the customer of the theater components, but you do not consider this to be a "substantive" acceptance procedure for purposes of determining the revenue recognition point for the various system components. Please address the following:

   - Explain your client acceptance process and the documents that record the acceptance by the customer. Explain when these are obtained and how they impact your revenue recognition. For the 14 theater systems where revenue was recognized in December 2005, please tell us the specific date of acceptance by the customer.

- We note that you obtain letters of credit from customers for some of the initial rent that provides for payment upon presentation of a standard commercial invoice and/or other documents obtained from the customer. Please explain when you invoice the customer and tell us what "other documents" are provided to the customer. For example, tell us if you are required to present a customer acceptance certificate to obtain the funds from the bank.

- Tell us your consideration of the guidance in Question 1 of SAB Topic 13.A.3b which states, "the delivery criterion would generally be satisfied…unless product performance may reasonably be different under the customer's testing conditions specified by the acceptance provisions."

- Tell us whether the customer has the right to terminate the contract or to demand a refund if the customer-specified conditions are not met. We assume that these clauses are legally enforceable. Please advise us.

6.   We also note that the equipment components are "thoroughly" tested at your facility before delivery to ensure each component will meet the company defined equipment specifications upon delivery and installation by the customer. Please address the following:

- Explain to what extent you are able to duplicate a customer's specific environment in your pre-shipment environment. For example, explain if you create a testing chamber to the exact dimensions as the customer's theater.

- Tell us how you test the equipment prior to shipment to ensure that it will be successfully integrated at the customer's location and operate in the customer's environment.

- Explain what portion of the contract fee is contingent upon a successful installation.

- Explain why you believe functional testing is inconsequential or perfunctory if testing appears to be essential to the functionality of all the components together and in the finished theater environment.

- We note in Section 4.01(a) of the sample contract, that a portion of the initial rent is due upon "the earlier of the Date of Acceptance and X." Tell us your consideration of Question 3 of SAB Topic13.A.3c which states, "if it is determined that the undelivered service is not essential to the functionality of the delivered product but a portion of the contract fee is not payable until the undelivered service is delivered, the staff would not consider the obligation to be inconsequential or perfunctory."

- Also, tell us your consideration of the guidance in Question 2 of SAB Topic13.A.3b which states, "if an arrangement includes customer acceptance criteria or specifications that cannot be effectively tested before delivery or installation at the customer's site, the staff believes that revenue recognition should be deferred until it can be demonstrated that the criteria are met. This situation usually will exist when equipment performance can vary based on how the equipment works in combination with the customer's other equipment, software or environmental conditions."

7. In this regard, we note that where IMAX has delayed installation, the Agreement provides for two remedies; (i) termination of the Agreement, - upon which IMAX must remove the system and refund monies to the customer, and (ii) the customer can perform the unperformed material obligations and IMAX would reimburse the customer for its costs of doing so. Please discuss in greater detail this general right of return when installation is not performed to the satisfaction of the customer. Given the contractual provision, explain in greater detail why you believe the price is fixed and determinable and the earning process is complete prior to the full installation and calibration of the theater system. In your response explain how this is consistent with the guidance provided in Question 5 of SAB Topic 13.A.3b.

8. We note that the customer has several rights under an IMAX system arrangement as set forth in the sample contract provided. Specifically, we note that the customer's rights may include indemnity on installation and maintenance services provided by the company. We also note that the indemnity provisions require you to be liable in instances that may arise from the installation or maintenance of the system components. Tell us what rights are available to the customer under the indemnity provision. For example, discuss whether you are required to take back the equipment if installation is not successful. It appears that the provision should be disclosed pursuant to FIN 45.

9. Please refer to prior comment 6. We note there may be circumstances when your arrangements include distinctive provisions that are not standard. Please tell us about any material non-standard provisions offered to customers.

10. We note for DMR film revenue that you receive a fixed fee or variable fee based on a percentage of the customer's box office revenue. Please quantity the amount of revenue recorded in fiscal year 2005 and 2006 for these arrangements. Also, explain when expenses under a fixed fee arrangement are recognized. Finally, tell us when you recognize a loss under these arrangements.

11. Please revise future filings to disclose your revenue recognition policy for revenues included in "theater operations."

12. Please refer to prior comment 7. According to your response, you did not follow your stated accounting policy for the first three quarter of 2005, by not separately accounting for theater components. Please address the following:

    • Confirm that you retrospectively reviewed all periods since adoption of EITF 00-21 to ensure all deliveries and installs occurred in the same quarter. For example, we note the disclosure on page 7 of your Form 10-K, that as of December 31, 2004 you had three theater systems installed, but not included in the 2004 table.

- Discuss how you considered the guidance in SFAS 154 when evaluating whether this represented an error in previously issued financial statements and how it should be corrected.

13. We note you retrospectively reviewed all installations in the first three quarters of 2005 and noted two occasions where screen components were not "substantially complete" in the same quarter. Please explain what remained to be completed on the two screen components. Tell us whether revenue was recognized for the other theater system components, and if so, please quantify.

14. Please refer to prior comment 11. We note that you offer incentives such as marketing credits or films to induce the customer to commence timely installation of the component systems.

- Quantify the amount of incentives given for all periods presented.
- Explain how your accounting for these incentives as a reduction of revenue complies with paragraph 10 of EITF 01-09, which states, "free products or service delivered at the time of sale of another product or service should be classified as cost of sales."

Sales-Type Leases of Theater Systems, page 64

15. Please refer to prior comment 9. We note that the company determined upon further review of the accounting, that in certain circumstances the accounting was not in compliance with U.S. GAAP, but determined the amounts were not material for restatement. For each error, please provide the following:

- Describe how you previously accounted for the item, if at all, and contrast that with the accounting required under U.S. GAAP.
- Quantify, on a gross basis, the adjustment that is required under U.S. GAAP to correct each error.
- Confirm that your materiality assessment takes into consideration any waived adjustments for any of the periods in which the errors occurred.
- Describe clearly any assumptions you make in allocating amounts to the different periods and explain why these allocations are appropriate.
- Explain why the "recognition point" for certain of your component systems has not occurred.

16. We note that you recorded gains of $1.7 million and $3.8 million in fiscal years 2004 and 2003 for the "impact from change in payment terms" of leases. Describe for us the payment terms that changed and explain how you determined the amount and period in which to record the gain. Explain where the gain is recorded in your financial statements. Cite the literature on which you relied.

17.	Please refer to your response to prior comment 12. Individually quantify the impact on the financial statements for the following: (i) consensual buyouts; (ii) lease agreements in default and (iii) upgrade to MPX systems for all periods presented. The following additional comments refer to the MPX system upgrades:

- Describe to us the material terms of the agreement, when a customer upgrades to the MPX system, including the date you sign the original agreement, the date you record the termination and the date you sign the new agreement; any consideration exchanged and the termination provisions or expiration date. Discuss any side agreements or mutual understandings not documented in the agreement.
- Provide us with the journal entries showing us how the lease was originally recorded, how it was termination and how the new lease was recorded.
- Discuss any sales incentives given to customers who upgrade. Explain if the customers receive any of their initial payment back after agreeing to upgrade to the MPX System.
- Tell us how you met the conditions for extinguishment of a liability outlined in paragraph 16 of SFAS 140, especially since you were not released by the court or the creditors.

Note 26. Discontinued Operations, page 89

18.	Please refer to prior comment 23. We note the $1.2 million of the settlement was received shortly <u>after</u> year-end, but was recorded as a gain in fiscal year 2005. Please explain why recording the gain in fiscal year 2005 was appropriate. Tell us how your accounting complies with paragraph 17 of SFAS 5, regarding gain contingencies.

Form 10-Q for the period ended September 30, 2006

Management Discussion and Analysis, page 34

Outlook, page 42

19.	We note that customers will substitute traditional theater systems with digital technology in the near future. With a view toward clearer disclosure, please discuss the trend toward digital technology and the anticipated impact on your results of operations. Discuss when you anticipate your digital operations will become profitable and the subsequent impact on your traditional theater systems. Explain if your contracts with customers require you to upgrade the customers' theater to digital technology. We reference the discussion on page 42.

Edward MacNeil
Imax Corporation
February 12, 2007
Page 8

<u>Revenue, page 47</u>

20.   We note that you recognized the sale of three used theaters systems in the first
        nine months of 2006 and nine used systems in 2005. Please address the following:

- Describe the events and circumstances that caused you to have used theater
  systems in your inventory.
- Provide us with the amount of revenue recorded from the sale of these used
  theater systems in the periods presented.
- Tell us whether these systems are sold at lower margins than new products
  and, if so, explain how the sale of these systems impact profit margins.

    As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your responses to our comments.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at
(202) 551-3554 if you have questions regarding these comments on the financial
statements and related matters. In this regard, do not hesitate to contact Martin James,
Senior Assistant Chief Accountant, at (202) 551-3671.

                                                Sincerely,

                                                Angela Crane
                                                Branch Chief